Exhibit 99.4

Company	Wolseley PLC
TIDM	WOS
Headline	Directorate Change
Released	09:31 21-May-07
Number	9291W
  RNS Number: 9291W
Wolseley PLC
21 May 2007
WOLSELEY plc
Board and Board Committee Changes
Wolseley, the world’s largest specialist distributor of plumbing and heating products to professional contractors and a leading supplier of building materials announces that Mr Fenton Hord, who is responsible for the Company’s US building materials business, will retire from the Board on 31 July 2007. Mr Hord will be succeeded by Mr Joe Appelmann as CEO of the Company’s US building materials business. Mr Appelmann has been with the business for more than 18 years. In addition, Mr Robert Walker will step down from the Board as a non-executive director with effect from 31 October 2007.
With effect from 31 October 2007, Mr Nigel Stein will succeed Mr Walker as a member of the Remuneration Committee and Messrs Jim Murray and Nigel Stein will be appointed to the Nominations Committee in Mr Walker’s place. Mr Whybrow will also join the Remuneration Committee on the same date. With effect from 31 October 2007 the Remuneration Committee will comprise of Mr Duff (Chairman), Mr Stein, Mr Davis and Mr Whybrow and, from the same date, the Nominations Committee will comprise Mr Whybrow (Chairman), Mr Davis, Mr Duff, Mr Hornsby, Mr Murray and Mr Stein.
Commenting on these changes Mr John Whybrow, Chairman of Wolseley, said:
“I wish to extend the Board’s thanks to Fenton Hord for his outstanding contribution to Wolseley over the last 20 years. Although Fenton joined the Group Board 7 years ago, he was appointed CEO of our US building materials business in 1987, growing the business from sales of $113 million to $5.3 billion in 2006, achieving a compound annual growth rate of 22%.
Robert Walker will be retiring from the Board in his ninth year as a non-executive director. The Board is grateful to Robert for the invaluable contribution that he has made to Wolseley over the years and we wish both Fenton and Robert well in the future.
Nigel Stein, who will become a member of the Remuneration and Nominations Committee, joined the Board on 1 December 2003 and is currently a member of the Audit Committee. Jim Murray, who will become a member of the Nominations Committee, joined the Board on 12 April 2002 and is currently Chairman of the Audit Committee.”
ENQUIRIES:

Guy Stainer	+44 118 929 8744
Head of Investor Relations	+44 7739 778187

Notes to Editors
Wolseley plc is the world’s largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenue for the year ended 31 July 2006 was approximately £14.2 billion and operating profit, before amortisation of acquired intangibles, was £882 million. Wolseley has around 78,000 employees operating in 28 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg, Denmark, Sweden, Finland, Norway, Slovak Republic, Poland, Romania, Croatia, San Marino, Panama, Puerto Rico, Trinidad & Tobago, Mexico, Barbados and Greenland. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.
– – ENDS – –
This information is provided by RNS
The company news service from the London Stock Exchange